Exhibit 21

Name	Jurisdiction of Incorporation	Names under which Subsidiaries Operate
China Kangtai Cactus Bio-tech Company Limited	British Virgin Islands	China Kangtai Cactus Bio-tech Company Limited
Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd.	China	Harbin Hainan Kangda Cacti Hygienical Foods Co., Ltd.